Exhibit 99.1

Sapiens Establishes Local Office in South Africa

Sapiens’ new office in Sandton and appointment of a regional director expand the company’s footprint in South Africa

Sandton, South Africa and Holon, Israel – August 3, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that it has significantly increased its investment in the South African market by establishing a new head office in Sandton, South Africa.

“The establishment of the new office and recruitment of local staff will enable Sapiens to better support our roster of leading insurance clients in South Africa and attract new ones,” said Roni Al-Dor, president and CEO of Sapiens. “South Africa offers us an opportunity for growth.”

This expansion follows Sapiens’ announcement that it intends to leverage Microsoft’s two new data centres for its cloud-based services in South Africa.

As part of its efforts to better service its South African customers and expand its footprint, Sapiens has appointed Gary Tessendorf as Sapiens’ new South African regional director. He possesses extensive knowledge of the local insurance landscape and has helped large organizations transform throughout his career.

“Many South African insurers have expressed concern about their legacy systems and are considering their options for the future,” said Tessendorf. “I am excited to combine my market expertise and long-standing relationships in the South African region with Sapiens’ leading portfolio, to help insurers succeed in a quickly evolving market.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of over 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com